Exhibit (a)(10)

July 11, 2019

Dear CIRCOR Shareholder,

We recently received a revised unsolicited tender offer from Crane Co. to acquire all of the outstanding shares of CIRCOR common stock for $48 per share in cash. Your Board of Directors, after careful consideration and with the advice of its independent financial and legal advisors, unanimously rejected the revised unsolicited tender offer from Crane, as it substantially undervalues the company and is low-value, highly conditional and opportunistic.

CIRCOR’s Board and management team are focused on delivering value for you, our fellow shareholders. The company recently filed with the Securities and Exchange Commission its amended Solicitation/Recommendation Statement on Schedule 14D-9, which outlines the Board’s unanimous recommendation to reject the revised offer and not tender your shares, as well as the reasons why the revised offer is not in your best interests. CIRCOR’s Board is open to all opportunities to enhance value, but Crane’s offer substantially undervalues our company given the value we expect to deliver in the near- and long-term.

Over the past few years, we have transformed our portfolio and streamlined our operations in the face of unprecedented upstream oil & gas market headwinds. We have repositioned CIRCOR into a stronger and more resilient business with enhanced growth and margin potential. Prior to the public proposal from Crane, our stock was up 44% 2019 YTD, a recognition of the substantial upside progress that the business has made this year.

As we have recently outlined, your Board and management team are focused on building upon its momentum and executing its detailed plan to deliver enhanced value to our shareholders. Through this plan, we are committed to:

•                  Delivering 2020 adjusted EBITDA of $165 million, up 37% over pro forma 20181

•                  Expanding adjusted EBITDA margin to 14.9% in 2020 from 10.8% in pro forma 20181

•                  Reducing our net leverage ratio from 5.5x in pro forma 20181 to 4.3x in run rate 20192 and ~3.5x in 2020.

1 Pro forma for the completed divestiture of Reliability Services

2 Reflects an estimate of full year benefit of cost actions taken in 2019, as detailed on slide 22 of CIRCOR’s investor presentation, available as Annex F to CIRCOR’s Solicitation/Recommendation Statement on Schedule 14D-9 and on CIRCOR’s website under the “Investors” link

30 Corporate Drive, Suite 200   |   Burlington, MA 01803-4238 USA   |   Tel: 781.270.1200   |   Fax: 781.270.1299   |   www.circor.com

With our transformation to a global flow control technology company well underway, we are confident our plan will create greater value for our shareholders that is well in excess of Crane’s offer.

Thank you for your support.

Best Regards,

The CIRCOR Board of Directors

David Dietz	Scott Buckhout
Chairman of the Board	President and Chief Executive Officer

Use of Non-GAAP Financial Information

In this letter, the company uses non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin and net debt. These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they reflect our ongoing business and facilitate period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the company’s current financial results with the company’s past financial results in a consistent manner.

CIRCOR’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. We use such measures when publicly providing our business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in our financial and operating decision-making process, including for compensation purposes.

Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included below.

We are not able to provide a reconciliation of CIRCOR’s non-GAAP financial guidance (including the 2019 information presented on a run-rate basis, which reflects an estimate of the full year benefit of cost actions taken in 2019, as detailed on slide 22 of CIRCOR’s investor presentation) to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

During the first quarter of 2019, we completed the sale of the Reliability Services business for net cash proceeds of $82 million. We present adjusted pro forma income statement information for the year ended December 31, 2018, which gives effect to the sale as if it had occurred on January 1, 2018. We also present balance sheet information (debt less cash) as if the divestiture was completed on December 31, 2018. Such information is illustrative and not intended to represent what our results of operations would have been if the sale had been completed before the first quarter of 2019 or to project our results for any future period. Such information may not be comparable to, or indicative of, future performance.

Forward Looking Statements

CIRCOR’s 2020 adjusted EBITDA, adjusted EBITDA margin and net leverage forecasts reflect CIRCOR’s current assumption as to certain business and market conditions that are subject to change. In particular, CIRCOR’s forecasts, as compared to CIRCOR’s 2018 pro forma adjusted EBITDA, assume: price optimization resulting in an approximate $20 million increase in adjusted EBITDA; increased sales volume resulting in an approximate $18 million increase in adjusted EBITDA; savings from acquisition synergies and reduced corporate and group G&A costs resulting in an approximate $25 million increase in adjusted EBITDA; transition to low cost manufacturing resulting in an approximate $7 million increase in adjusted EBITDA; a net zero impact to adjusted EBITDA from CIRCOR’s upstream oil & gas business as the result of the exit of one loss making business in 2019 and the incurrence of one time costs associated with the exit; an approximate $13 million decrease in adjusted EBITDA as a result of an increase in sales and engineering headcount; an approximate $9 million decrease in adjusted EBITDA as a result of inflation, tariffs and pension costs; and an approximate $3 million decrease in adjusted EBITDA resulting from contingency.  In addition, CIRCOR’s net leverage forecast assumes a reduction in net debt as compared to CIRCOR’s 2018 pro forma net debt.

This letter contains forward-looking statements.  Reliance should not be placed on forward-looking statements because they involve risks, uncertainties and other factors, which are, in some cases, beyond the control of CIRCOR.  Any statements in this letter that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to CIRCOR’s plan to deliver significant value over the near- and long-term, 2019 and 2020 financial guidance, divestitures under consideration, plans to reduce leverage, CIRCOR’s future performance, including realization of cost reductions from restructuring activities and expected synergies, and CIRCOR’s strategic priorities.  Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements.  Important factors that could cause actual results to vary from expectations include, but are not limited to: changes in the end markets in which CIRCOR operates, particularly the energy market; significant changes or fluctuations in interests rates or currency exchange rate; CIRCOR’s ability to respond to competitive developments and to grow the business, both domestically and internationally; changes in the cost, quality or supply of raw materials; CIRCOR’s ability to comply with its debt obligations; CIRCOR’s ability to successfully implement its acquisition, divestiture or restructuring strategies, including the integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and CIRCOR’s ability to operate its manufacturing facilities at current or higher levels and respond to increases in manufacturing costs.  BEFORE MAKING ANY INVESTMENT DECISIONS REGARDING CIRCOR, WE STRONGLY ADVISE YOU TO READ THE SECTION ENTITLED “RISK FACTORS” IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT REPORTS ON FORMS 10-Q, WHICH CAN BE ACCESSED UNDER THE “INVESTORS” LINK OF CIRCOR’S WEBSITE AT WWW.CIRCOR.COM.  CIRCOR undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Crane Tender Offer

CIRCOR has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, as amended.  CIRCOR shareholders are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9, as amended from time to time, because it contains important information.  Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as amended from time to time, as well as any other documents filed by CIRCOR in connection with the tender offer, free of charge at the SEC’s website at www.sec.gov.  In addition, shareholders can obtain free copies of these documents from CIRCOR by directing a request to CIRCOR International, 30 Corporate Drive, Burlington, Massachusetts 01803, Attention: investor relations, or by calling (781) 270-1200.  Shareholders may also request copies of these documents from MacKenzie Partners, Inc., which is assisting CIRCOR in this matter, by calling (800) 322-2885 Toll-Free or by email at circor@mackenziepartners.com.